UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number: 001-39545

Orphazyme A/S

(Translation of registrant’s name into English)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Articles of Association

On October 1, 2020, Orphazyme A/S’s (the “Company”) post-global offering (“Global Offering”) Articles of Association (the “Articles”) became effective upon the closing of the Company’s Global Offering and have been registered with the Danish Business Authority. The Articles were amended by the Company’s board of directors pursuant to an authorization previously granted by the general meeting of the Company. The Company’s board of directors and shareholders previously approved the Articles to become effective upon the closing of the Global Offering. The Articles are attached hereto as Exhibit 3.1 and incorporated by reference into this report on Form 6-K.

Press Releases

On September 29, 2020, the Company issued a press release announcing the pricing of the Global Offering. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.1.

On September 30, 2020, the Company issued a press release announcing the publishing of a listing prospectus on Nasdaq Copenhagen A/S with respect to the 7,616,146 new ordinary shares of nominal value DKK 1 per share issued in the Global Offering. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.2.

On September 30, 2020, the Company issued a press release announcing the filing of a final prospectus with the U.S. Securities and Exchange Commission in connection with the Global Offering. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.3.

On October 1, 2020, the Company issued a press release announcing the closing of the Global Offering, share capital increase pursuant to the Global Offering and the registration of the Articles with the Danish Business Authority. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.4.

EXHIBITS

Exhibit	Description
3.1	Articles of Association of the Registrant.
99.1	Press Release dated September 29, 2020.
99.2	Press Release dated September 30, 2020.
99.3	Press Release dated September 30, 2020.
99.4	Press Release dated October 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORPHAZYME A/S

Date: October 2, 2020	By:	/s/ Kim Stratton
		Name	Kim Stratton
		Title:	Chief Executive Officer